Exhibit 99.1

News Release
B2Gold Corp. Reports Quarterly Gold Production for First Quarter 2016
Completed Financing Arrangements for Fekola Mine Construction
Otjikoto Mine Update

Vancouver, April 27, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its gold production and revenue for the first quarter of 2016. All dollar figures are in United States dollars unless otherwise indicated.

2016 First Quarter Highlights

•	Consolidated gold production of 127,844 ounces; 10% greater than in the same period in 2015 and 8,966 ounces better than budget
•	Gold sales of 120,899 ounces
•	Gold revenue of $144.3 million
•	Completed financing arrangements for $120 million in prepaid gold sales
•	Signed commitment letter to enter into a Euro equivalent $81 million Equipment Facility with Caterpillar Financial SARL for the Fekola project
•	Construction of the Fekola mine is well underway, on schedule and on budget, to commence production in late 2017
•	On track to meet 2016 consolidated gold production guidance of between 510,000 to 550,000 ounces at cash operating costs of between $560 to $595 per ounce and all-in sustaining costs of between $895 to $925 per ounce
•	Masbate mine gold production exceeded budget by 16%

First Quarter 2016 Gold Production

Consolidated gold production in the first quarter of 2016 was 127,844 ounces. This exceeded budget by 8,966 ounces, 10% greater than in the same period of the previous year (consolidated gold production in the first quarter of 2015 was 115,859, including 18,815 ounces of pre-commercial production from the Otjikoto mine).

The increase in gold production was primarily attributable to strong quarterly production from the Company's Masbate mine in the Philippines and La Libertad mine in Nicaragua. The Otjikoto mine in Namibia was in line with budget while El Limon mine in Nicaragua was slightly behind budget, mainly due to the lower grade processed in the first quarter of 2016.

B2Gold is projecting another record year for gold production in 2016. Consolidated gold production in 2016 is expected to be in the range of 510,000 to 550,000 ounces. Consolidated cash operating costs in 2016 are expected to be in the range of $560 to $595 per ounce, compared to $616 per ounce in 2015. Gold production for the year is expected to be weighted to the second half.

On April 26, 2016, the Otjikoto mine experienced a slope failure on the pit access ramp. The failure, which did not result in any injuries or damage to equipment, occurred on a fault plane that had been activated by the recent rainy season. The stability of the slope above and below the access ramp had been monitored for several months. Safety and production mitigation measures were planned and implemented prior to the failure. As a result of implementing these measures, second quarter and full year 2016 production at the Otjikoto mine are not expected to be impacted.

Gold Revenue

Gold revenue for the first quarter of 2016 was $144.3 million on gold sales of 120,899 ounces at an average price of $1,193 per ounce. This compares to gold revenue for the first quarter of 2015 of $138.9 million (or $162 million including $23.1 million of pre-commercial sales from the Otjikoto mine) on gold sales of 114,799 ounces at an average price of $1,210 per ounce. The increase in revenue is mainly due to increased production from the Masbate and La Libertad mines compared to the same period of the previous year.

Operations

Actual first quarter 2016 gold production and 2016 annual gold production guidance by mine:

Mine	Q1 2016 Gold Production (ounces)	2016 Annual Gold Production Guidance (ounces)
Otjikoto	35,703	160,000 - 170,000
Masbate	52,727	175,000 - 185,000
La Libertad	29,198	125,000 - 135,000
El Limon	10,216	50,000 - 60,000

B2Gold Consolidated	127,844	510,000 - 550,000

Otjikoto Mine, Namibia: Open-pit

Gold production at the Otjikoto mine for the first quarter of 2016 was 35,703 ounces against a budget of 35,653 ounces, exceeding budget by 50 ounces and 4,569 ounces higher than the same period of the previous year. For the same period in 2015, the Otjikoto mine's total gold production was 31,134 ounces (including 18,815 ounces of pre-commercial production). With the success of the plant expansion project, completed in the third quarter of 2015, the budgeted throughput rate for 2016 was increased from 6,855 tonnes per day to 9,024 tonnes per day. For the first quarter of 2016, mill throughput was 822,602 tonnes compared to a budget of 821,184 tonnes. The average daily mill throughput for the first quarter of 2016 was 9,040 tonnes per day versus a budget of 9,024 tonnes per day. The average mill recoveries for the first quarter of 2016 were 98.5%, compared to a budget of 97% and recoveries during the same period of the previous year of 96%. The higher recoveries are mainly attributable to a high proportion of coarse gold (60%), combined with leach and CIP recoveries, which were well above target. The average gold grade processed in the first quarter of 2016 was 1.37 g/t compared to a budget of 1.39 g/t.

Following the slope failure on the pit access ramp on April 26, 2016, the Otjikoto mine team in conjunction with consultant experts, have already adopted a plan to buttress the failure zone and recover the access ramp, which will be utilized until the depletion of the Phase 1 pit ore in November 2016. Ore supply will be supplemented from other sources whilst the ramp is being repaired and made safe.

Ore supply to the processing plant will continue to be derived from over one million tonnes of stockpiled ore, together with ore extracted from Phase 1 after recovery of the ramp, and from the northern end of Phase 2.

The Company's guidance for the Otjikoto mine remains unchanged. In 2016, the Otjikoto mine is expected to produce between 160,000 to 170,000 ounces of gold at cash operating costs of between $400 to $440 per ounce. The mine is on target to achieve budgeted gold production for the year. With the high-grade Wolfshag zone entering the production phase towards the end of the fourth quarter 2016, gold production in 2017 is expected to increase significantly. A new life of mine plan, based on the new grade model and geotechnical data, is expected to be completed during the fourth quarter of 2016, which will include mining from the Wolfshag deposit.

Masbate Mine, The Philippines: Open-pit

The Masbate mine had a very strong first quarter in 2016, producing 52,727 ounces of gold against a budget of 45,483 ounces, 7,244 ounces or 16% better than budget, and an increase of 14% or 6,486 ounces compared to the same period in 2015 (gold production for the first quarter in 2015 at the Masbate mine was 46,241 ounces). Gold production improved mainly due to better grades from the Main Vein pit, better throughput and better recoveries. Mill throughput for the first quarter of 2016 was 1,785,891 tonnes compared to a budget of 1,658,404 tonnes and 1,756,234 tonnes in the first quarter of 2015. The average gold grade processed was 1.26 g/t compared to a budgeted grade of 1.21 g/t and first quarter 2015 grades of 1.05 g/t. Mill recoveries averaged 72.86% better than budgeted recoveries of 70.3% but lower than recoveries in the first quarter of 2015 of 78.5%. Recoveries were slightly less than the same period the previous year due to less oxide material being processed at the mill. However, the Company procesed 30% oxide material and 70% sulfide and transitional material in the first quarter of 2016 versus a budget of 14% and 86%, respectively. B2Gold expects to mine a similar ratio of oxide ore (30%) and sulfide/transitional ore (70%)  against a budget of 17% oxide ore and 83% sulfide/transitional ore in the second quarter of 2016.

B2Gold is in the process of completing a process plant upgrade at the Masbate mine. The plant will be completed in phases and is expected to be commissioned and in productrion by the end of the third quarter of 2016. Key milestones include the following:

•	Carbon Harvest Screen installation
•	Leaching/Adsorption tank completion
•	Grinding Circuit upgrades completion
•	Water Treatment Plant and Cooling System upgrade completion

•	Carbon Regeneration Kiln installation and commissioning

The Masbate mine is projected to produce approximately 175,000 to 185,000 ounces of gold in 2016 at cash operating costs of approximately $620 to $660 per ounce.

La Libertad Mine, Nicaragua: Open-pit and Underground Mine

La Libertad completed a solid first quarter in 2016, processing 576,487 tonnes compared to a budget of 573,236 tonnes (for the first quarter of 2015 it was 568,006 tonnes) to produce 29,198 ounces of gold against a budget of 25,984 ounces, 3,214 ounces and 12% better than budget. This was an increase of 15% or 3,872 ounces compared to the same period the previous year (gold production at La Libertad in the first quarter of 2015 was 25,326 ounces). The average gold grade processed in the first quarter of 2016 was 1.66 g/t  compared to a budget of 1.50 g/t and first quarter 2015 grades of 1.48 g/t. Mill recoveries for the first quarter averaged 94.7% compared to a budget of 94% (for the first quarter of 2015 they were 93.9%).

During the first quarter of 2016, La Libertad had better grade and recoveries than in the same period in 2015, mainly due to processing of less spent ore, and processing higher grades from the Jabali Central and Las Angeles pits.

Mining from the higher grade Jabali Antenna pit was scheduled to commence in the second quarter of 2016. However, the Company has experienced additional delays in relocation and permitting activities. As a result, the Company now anticipates that the Jabali Antenna pit will enter the production stream in late 2016, upon completion of the resettlement activities and receipt of remaining mining permits.

By mining additional material from Jabali Central and Mojon underground, management believes that any 2016 production shortfalls arising from delays in accessing ore at the Jabali Antenna pit can be offset. Therefore, La Libertad still expects to meet 2016 production guidance of between 125,000 to 135,000 ounces of gold in 2016 at cash operating costs of approximately $650 to $680 per ounce.

El Limon Mine, Nicaragua: Open-pit and Underground

First quarter gold production in 2016 at El Limon mine was 10,216 ounces versus a budget of 11,758 ounces, which was 1,542 ounces or 13% below budget (gold production at El Limon in the first quarter of 2015 was 13,158 ounces). The average gold grade processed during the first quarter was 2.92 g/t compared to budgeted grades of 3.63 g/t and first quarter 2015 grades of 3.54 g/t. Mill recoveries averaged 93.6% compared to budgeted recoveries of 93.5% and first quarter 2015 recoveries of 94.1%. Mill throughput for the first quarter of 2016 was 116,481 tonnes compared to a budget of 107,693 tonnes and 122,677 tonnes for the same period the previous year.

The main reason for this shortfall compared to budget in the first quarter of 2016 is due to limited access to higher grade ore from deeper stopes at Santa Pancha 1. A dewatering system using a vertical bore hole was developed to control water, however the water flows were found not to be adequate. This resulted in a delay in accessing higher grade deeper stopes. In March 2016, B2Gold completed drilling of a series of horizontal dewatering holes at the lowest expected elevation to be mined in fiscal 2016. Mine water levels are now fully controlled, and mining is now advancing as planned at Santa Pancha 1. Management remains confident that El Limon, which represents approximately 10% of B2Gold's 2016 consolidated gold production, will be able to meet 2016 guidance at El Limon, however production will be weighted towards the second half of the year.

EL Limon mine is projected to produce approximately 50,000 to 60,000 ounces of gold in 2016 at cash operating costs of approximately $610 to $650 per ounce.

Development

Fekola Development Project, Mali

On June 11, 2015, the Company announced robust results from the optimized Feasibility Study at the Fekola project in Mali. According to the Feasibility Study, the current average annual gold production for the first seven years will be approximately 350,000 ounces per year at an average cash operating cost of $418 per ounce and for the life of mine plan approximately 276,000 ounces per year at average cash operating costs of $552 per ounce. (The total pre-production capital costs were estimated to be $395 million plus $67 million of anticipated mine fleet and power generator costs which are expected to be lease financed.) Sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) of approximately $38 million are not included in the total pre-production capital estimate.

In the first quarter of 2016, B2Gold's construction team continued to develop the Fekola project on schedule and on budget. Significant activities included:

•	Material completion of the tailings dam walls (excluding a small opening to allow runoff during the 2016 rainy season);
•	Commencement of construction on the process water and contact water dams;
•	Completion of pilings installation in the mill area;
•	Initiation of concrete pouring at the crusher and reclaim stockpile;
•	Completion of Phase 1 permanent camp construction;
•	On-going crushing and screening of aggregate necessary for earthworks;
•	Increased workforce to approximately 700 employees and contractors.

Capital expenditures in the first quarter of 2016 totaled $42 million versus a budget of $72 million. The variance was mainly due to the timing of payments for some key pieces of equipment. The project remains on schedule and on budget.

In addition to the on-site progress, the B2Gold project team continues to work on final design, procurement, and planning. Most major construction packages have been ordered and the project engineering team (Lycopodium) remains on schedule to issue all construction drawings on a schedule necessary to complete the project on time.

The Fekola property also has excellent exploration potential. B2Gold has commenced a 54,000 metre diamond, reverse circulation, auger and aircore drill program to follow up on the successful 2015 program.

Financings

Prepaid Gold Sales Arrangements

On March 16, 2016, the Company completed $120 million in Prepaid Sales Financing Arrangements from members of its Revolving Credit Facility Bank Syndicate of Banks. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver predetermined volumes of gold on agreed future delivery dates in exchange for an upfront cash prepayment ("Prepaid Amount").

The Prepaid Sales Arrangements have a term of 33 months, which commenced on March 2016, and settlement will be in the form of physical deliveries of unallocated gold from any of the Company's mines in 24 equal monthly installments during 2017 and 2018.

Initial Prepaid Sales contracts have been entered into for the delivery of approximately 51,600 ounces of gold in each of 2017 and 2018, for total cash Prepaid Amount proceeds of $120 million. The ounces to be delivered represent approximately 9% and 6% of forecast consolidated gold production in 2017 and 2018, respectively. Proceeds from the Prepaid Sales will be used for the construction of the Company's Fekola project in Mali.

Fekola Equipment Facility

On March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $81 million term Equipment Facility ("The Facility") with Caterpillar Financial SARL ("Caterpillar"), as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up Euro equivalent of $81 million is to be made available to the Company's majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at the Company's Fekola project in Mali.

The Facility shall be available for a period commencing on the closing date of The Facility and ending on the earlier of the day when the Facility is fully drawn and 30 months from the closing date of The Facility. Completion and funding under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive documentation, due diligence and receipt of any necessary regulatory approvals.

The Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan.

The Facility has an interest rate of EURIBOR plus a margin of 3.85% on equipment loans advanced under The Facility and a commitment fee of 1.15% per annum on the undrawn balance of The Facility for the first 24 months of the availability period and 0.5% thereafter, each payable quarterly.

The Company believes that with the receipt of cash Prepaid Sales funds of $120 million and closing of a Euro equivalent of $81 million Fekola Equipment Facility, based on current assumptions, the construction of the Fekola project is fully funded and remains on schedule to commence gold production in late 2017.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest growing intermediate gold producers in the world. Since its inception in 2007, B2Gold has evolved into an international gold mining company, with four operating mines, one mine under construction and numerous exploration projects across four continents in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold's Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production at the end of 2017. As a result, B2Gold is well positioned to maintain its low cost structure and growth profile, with production increasing to approximately 800,000 to 850,000 ounces annually by 2018.

First Quarter 2016 Financial Results - Conference Call Details

B2Gold Corp. will release its first quarter 2016 financial results before the North American markets open on Thursday, May 12, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday, May 12, 2016 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=174916. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (pass code: 7182020).

Qualified Person

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean Katie Bromley
Vice President, Investor Relations                         Manager, Investor Relations & Public Relations
604-681-8371 604-681-8371
imaclean@b2gold.com                              kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance, statements with respect to future events or future performance, production estimates, anticipated operating and production costs and revenue, estimates of capital expenditures; and statements regarding anticipated exploration, development, construction, production, permitting and other activities of the Company, including the construction of and potential production from the Fekola Project in late 2017; the Fekola Project being fully funded; the number of ounces to be delivered under the Prepaid Sales arrangements representing approximately 9% and 6% of forecast consolidated gold production in 2017 and 2018; satisfaction of conditions precedent, including the completion and terms of definitive documentation, and completion and funding under the Caterpillar Facility; the projections included in Fekola Feasibility Study, the potential for expansion of production at Otjikoto and the Wolfshag zone coming into production in late 2017 and completion of a new mine plan; the upgrade of the Masbate plant; production from the Jabali Antenna Pit in late 2016 and the completion of permitting and resettlement activities there; and the Company being positioned to become one of the World's lowest cost gold producers producing approximately 800,000 gold ounces per year by 2018. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including the uncertainty of estimates regarding the costs of construction and the timing and amount of production; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company's forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

The disclosure in this press release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. In particular, NI 43-101 permits companies to use the term "resources", which are not "reserves". U.S. companies subject to the disclosure requirements of the SEC are not normally permitted to disclose mineralization unless they constitute "reserves" by U.S. standards in documents filed with the SEC. Accordingly, while mineral resources are recognized and required to be disclosed by NI 43-101, the SEC's disclosure standards normally do not permit U.S. companies to disclose mineral resources in their filings with the SEC. Investors are specifically cautioned not to assume that any part or all of "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be converted into SEC defined mineral reserves. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". In addition, the definitions of "reserves" and related terms under NI 43-101 and the SEC's Industry Guide 7 differ significantly. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. As a result, reserves disclosed by the Company may not qualify for reserves as defined in the SEC's Industry Guide 7. For the above reasons, information contained in this press release that describes the Company's mineral reserve and resource estimates or that describes the results of pre-feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs". Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's management discussion and analysis, available under B2Gold's corporate profile at www.sedar.com or on its website at www.b2gold.com, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates such measures and a reconciliation of certain measures to IFRS terms.